Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Romeo Power, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

776153108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 776153108	Schedule 13G	Page 1 of 5

1	Names of Reporting Persons Michael Patterson
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 759,315
	6	Shared Voting Power 0
	7	Sole Dispositive Power 759,315
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 759,315
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.6%
12	Type of Reporting Person IN

CUSIP No. 776153108	Schedule 13G	Page 2 of 5

ITEM 1.	(a) Name of Issuer:

Romeo Power, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

4380 Ayers Avenue, Vernon, California 90058.

ITEM 2.	(a) Name of Person Filing:

This statement is filed on behalf of Michael Patterson (the “Reporting Person”).

(b)	Address or Principal Business Office:

The business address of the Reporting Person is c/o Battle Motors, 612 Hampton Avenue, Suite B, Venice, California 90291.

(c)	Citizenship of each Reporting Person is:

Michael Patterson is a citizen of the United States.

(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”).

(e)	CUSIP Number:

776153108

ITEM 3.

Not applicable.

CUSIP No. 776153108	Schedule 13G	Page 3 of 5

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2021, based upon 134,472,623 shares of Common Stock outstanding as of February 24, 2022, based on the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2022.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Michael Patterson	759,315	0.6%	759,315	0	759,315	0

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 776153108	Schedule 13G	Page 4 of 5

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 776153108	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 14, 2022

Michael Patterson
/s/ Michael Patterson